Exhibit 99.1

News release

TSX, NYSE – HBM

2010 No. 29

HudBay Minerals Announces 2011 Production Guidance and

Capital and Exploration Budgets

Extension of Gold Zone at Lalor and New Copper Mineralization at

Reed Lake

Highlights

•	Capital investment of approximately $289 million, including $184 million in growth initiatives

•	Investment in exploration of approximately $59 million near existing mines and projects and grassroots efforts in the Flin Flon Greenstone Belt, Chile and the Yukon

•	New drill hole demonstrates extension of gold mineralization at Lalor, intersecting 8 meters of 9.28 g/t gold 200 meters down plunge of gold zone 25

•	The first step out exploration hole at the Reed Lake deposit intersected 10.09 meters assaying 2.39% copper approximately 210 meters from the known deposit

•	HudBay geologists to conduct an exploration update, which will be webcast live on December 15, 2010 at 12 p.m. ET on HudBay’s website at www.hudbayminerals.com

Toronto, Ontario – December 13, 2010 – HudBay Minerals Inc. (“HudBay”, the “company”) (TSX/NYSE: HBM) today released its production guidance as well as its exploration and capital expenditure budgets for 2011.

“Our exploration budget of approximately $59 million in 2011 demonstrates management’s confidence in our strong exploration team and the potential of our exploration opportunities,” said David Garofalo, HudBay’s president and chief executive officer. “We will also be investing $289 million in capital expenditures, including approximately $163 million at Lalor, which we are aggressively developing toward production. We are also looking forward to another solid year of production from our operating mines in 2011.”

Strong Production from Existing Mines

Contained metal production in concentrate in 2011 is expected to be similar to 2010 because reduced production at Trout Lake is expected to be offset by a full year of production at Chisel North and higher production and copper grades at the 777 mine.

Contained Metal in Domestic Concentrate		2011 Guidance

Zinc	tonnes	70,000 -90,000
Copper	tonnes	40,000 -55,000
Gold Equivalent[1]	ounces	95,000 -120,000

[1]	Gold Equivalent production includes gold and silver production. Silver converted to gold equivalent at 60:1 ratio.

Major Commitment to Growth Opportunities

Capital Expenditures	2011 Budget
C$ millions
Growth
Lalor	$163
777 North	8
Fenix	13

Total Growth Capital	184

Sustaining	105

Total Capital Expenditures	$289

HudBay expects to invest approximately $289 million in capital expenditures in 2011, of which approximately two-thirds are allocated toward growth initiatives. Capital expenditures at Lalor are expected to total approximately $163 million, which includes shafts, continuation of the underground ramp from Chisel North, concentrator refurbishment costs, mine site buildings and utilities. HudBay has recently awarded the construction contract for the Lalor ventilation shaft to J.S. Redpath.

A trade-off study is ongoing for the Lalor project to determine whether to refurbish the existing Snow Lake concentrator, as currently planned, or to construct a new concentrator at the mine site. The Lalor capital expenditure projections above do not incorporate any incremental costs that may arise if a new concentrator is constructed.

HudBay is well positioned to fund these growth investments with strong cash flow generation from the company’s existing operations and a cash position of $852 million at September 30, 2010. The company also has an undrawn revolving credit facility of $300 million.

Exploration Expenditures	Capitalized	Expensed	Total
(C$ millions)
Flin Flon Greenstone Belt
Near-Mine Exploration	4	—	4
Reed Lake & Cold/Lost Lake	—	2	2
Grassroots Exploration (including Lalor)	1	22	23
Other	1	3	4

Total FFGB	6	27	33

Other Opportunities
Fenix	3	2	5
Back Forty	1	15	16
Yukon	—	2	2
Chile	—	2	2
Other	—	1	1

Total Other Opportunities	4	22	26

Total Exploration Expenditures	10	49	59

HudBay is planning another year of aggressive exploration investments in 2011. Total expenditures of approximately $59 million will support ongoing exploration near HudBay’s existing mines and projects and fund grassroots exploration on properties held by the company in the Flin Flon Greenstone Belt, Chile and the Yukon. Expenditures on the Back Forty project will support exploration initiatives as well as project engineering and environmental permitting activities. Depending on exploration success, additional funding may be committed to exploration at Lalor and other opportunities.

Lalor Project Exploration Drill Results

Highlights

•

Four drills currently on site: two drills exploring the copper-gold zone, one drill exploring copper-gold mineralized horizon down plunge of base metal zone 10, and one drill testing periphery electromagnetic anomalies up plunge of zone 10, southwest of the known Lalor deposit

•	Drill hole DUB189W01 intersected 8.00 meters that assayed 9.28 g/t gold

•	Three diamond drills will continue to operate at Lalor throughout the first quarter of 2011, both in and around the known deposit and along the periphery via new geophysical platform holes.

The drill results and explanation that follows should be reviewed in conjunction with corresponding maps available on the Exploration page of HudBay’s website at: http://www.hudbayminerals.com/ourBusiness/exploration.php.

The intercept coordinate location table can be found at the end of this news release.

HOLE	Zone	From	To	Length[1,2]	Au	Ag	Cu	Zn
		(meters)	(meters)	(meters)	(g/t)	(g/t)	(%)	(%)
DUB189W01	Zone 25	1197.00	1205.00	8.00	9.28	46.89	0.10	0.05
DUB269	FW to Cu-Au	1504.30	1505.90	1.60	1.28	7.97	0.68	0.14
DUB270W01	Cu-Au	1369.71	1375.27	5.56	2.88	9.51	1.62	0.05
DUB270W02	Cu-Au	1380.87	1386.50	5.63	13.05	28.03	5.72	0.35
		1445.75	1447.23	1.48	3.26	84.59	10.91	0.78
DUB271	Zone 10 horizon	1150.13	1158.00	7.87	0.47	5.68	0.67	0.07
DUB273	Zone 10 horizon	1209.52	1215.76	6.24	1.02	3.49	1.73	0.00
DUB273W01	Zone 10 horizon	1172.98	1180.92	7.94	0.27	2.66	0.74	0.03

[1]	Lengths are core lengths and not true thicknesses.
[2]	Intersection assays are a composite of assays calculated from interval weighted assays over the intersection length.

Lalor Drill Results Summary

Drill hole DUB189W01 intersected 8.00 meters of 9.28 g/t gold and is located approximately 200 meters down plunge to the north of gold zone 25.

“The results of drill hole DUB189W01 indicate the significant exploration potential for additional gold mineralization at Lalor and raise the possibility of discovering new gold zones and extending existing zones,” said Cashel Meagher, HudBay’s vice president, exploration. “We will continue to aggressively explore at Lalor into 2011.”

HudBay confirmed the continuity of the copper-gold zone with the 5.63 meter intersection of 13.05 g/t gold and 5.72% copper in drill hole DUB270W02. In addition, DUB270W1 (5.56 meters of 2.88 g/t gold and 1.62% copper) confirms the copper-gold zone remains open down plunge and extends the copper-gold zone by 75 meters from the previously-reported DUB270. Drill hole DUB274 is targeted 75 meters down plunge from DUB270W1 to determine whether the copper-gold zone continues beyond that point.

Reed Lake Joint Venture Exploration Results

Two drills are currently operating on site at the Reed Lake deposit. One drill is conducting in-fill drilling in preparation for a National Instrument 43-101 (“NI 43-101”) mineral resource estimate, which is expected to be completed in the first quarter of 2011. A second drill is drilling deeper exploration holes down plunge to the west of the deposit. Drill hole RLD-015 intersected 10.09 meters of massive sulphide in the zone 10 horizon, which assayed 0.67 g/t Au, 5.20 g/t Ag, 2.39% Cu and 0.23% Zn. This massive sulphide mineralization indicates the zone remains open down plunge and up plunge toward the main deposit.

Pursuant to a joint venture agreement with VMS Ventures Inc. (TSX-V:VMS) (“VMS”), HudBay has a 70% interest and VMS has a 30% interest in the Reed Lake deposit, near Snow Lake, Manitoba. The parties have also entered into four option agreements which grant HudBay the right to earn a 70% joint venture interest in the properties held by VMS adjacent to the Reed Lake property.

2011 HudBay Exploration Program Review

In order to develop a better understanding of the company’s exploration program for 2011, Mr. Meagher will lead an exploration update, which will be webcast live on December 15, 2010 at 12 p.m. ET on HudBay’s website at www.hudbayminerals.com. Mr. Meagher will be joined by Kelly Gilmore, chief exploration geologist, and Craig Taylor, manager, exploration. David Bryson, senior vice president and chief financial officer, will also discuss HudBay’s financial disclosure, guidance and insights to facilitate the modelling of HudBay’s financial results. Sell-side analysts and their associates, institutional equity salespeople and institutional investors are invited to RSVP to investor.relations@hudbayminerals.com or (416) 362-8428 to attend this event in person.

Mines

2011 Production Guidance			777	Trout Lake	Chisel North
Ore Mined		Tonnes	1,490,000	450,000	260,000

Grades
Zinc		%	4.2	2.8	6.1
Copper		%	2.8	1.8	0.5	[1]
Gold		g/t	1.9	—	—
Silver		g/t	25.3	—	—
Unit Operating Costs[2]	C$	/tonne	$37-41	$70-86	$80-100

[1]

The 260,000 tonnes of forecast production from the Chisel North Mine is anticipated to be comprised of, 206,000 tonnes of zinc ore at 7.5% zinc to be processed at HudBay’s Snow Lake concentrator, and 54,000 tonnes of copper/gold ore to be processed at the Flin Flon concentrator. The expected grade for the copper/gold ore is 2.4 g/t Au, 27 g/t Ag, 1.6% Cu and 1.2% Zn.

[2]

Forecast unit operating costs are calculated on the same basis as reported unit operating costs in HudBay’s quarterly and annual management’s discussion and analysis. For a reconciliation of the costs that are included in unit operating costs to total operating costs in accordance with GAAP, refer to the Non-GAAP Detailed Operating Expenses table in HudBay’s MD&A for the nine months ended September 30, 2010.

Strong production is expected again in 2011 from HudBay’s flagship 777 mine. Zinc and gold grades are expected to be somewhat lower than reserve grades at 777 and copper grades at 777 are expected to be higher than reserve grades mainly due to the areas planned for mining during 2011. Operating costs are expected to be similar to costs experienced in the past several years. Costs in the first and fourth quarters are expected to be higher due to additional heating and other seasonal costs.

With the Trout Lake and Chisel North mines nearing completion of mined reserves, mining is expected to continue to be challenging. Closure of the Trout Lake mine is expected in late 2011 once the deposit is exhausted. Some copper ore is expected to be mined at Chisel North in 2011, which will be transported to the Flin Flon concentrator for processing. Unit operating costs are expected to remain high due to the complex nature of these late-stage mining operations and reduced cost capitalization given the short remaining mine life.

Grades in any particular quarter may vary from the annual guidance above based on the areas mined in that quarter. Costs in any particular quarter can also vary from the annual guidance above based on a variety of factors including the scheduling of maintenance events and seasonal heating requirements.

Flin Flon and Snow Lake Concentrators

2011 Guidance		Flin Flon	Snow Lake
Ore Milled	Tonnes	2,000,000	200,000
Recoveries
Zinc	%	83%	95%
Copper	%	93%	—
Gold	%	69%	—

Unit Operating Costs[1]	C$/tonne	$11-13	$25-29

[1]

Forecast unit operating costs are calculated on the same basis as reported unit operating costs in HudBay’s quarterly and annual management’s discussion and analysis. For a reconciliation of the costs that are included in unit operating costs to total operating costs in accordance with GAAP, refer to the Non-GAAP Detailed Operating Expenses table in HudBay’s MD&A for the nine months ended September 30, 2010.

Ore milled at the Flin Flon concentrator is expected to be somewhat lower than in 2010 due to reduced production from the Trout Lake mine. Recoveries are expected to be consistent with recent experience. Unit operating costs at the Flin Flon concentrator are expected to be somewhat higher than in 2010 due to a combination of reduced throughput and higher cost allocations following closure of the copper smelter in 2010. Operations at the Snow Lake concentrator reflect a full year of ore feed from the Chisel North mine. Costs for the Snow Lake Concentrator include the cost to truck concentrates from Snow Lake to Flin Flon. Costs in any particular quarter can also vary from the annual guidance above based on a variety of factors including the scheduling of maintenance events and seasonal heating requirements.

Flin Flon Zinc Plant

2011 Guidance

Domestic zinc concentrate treated	tonnes	155,000
Purchased zinc concentrate treated	tonnes	65,000

Total zinc concentrate treated	tonnes	220,000
Recovery	%	97%
Zinc Produced	tonnes	115,000

Unit Operating Costs[1]	C$/lb	$0.31-0.35

[1]

Forecast unit operating costs are calculated on the same basis as reported unit operating costs in HudBay’s quarterly and annual management’s discussion and analysis. For a reconciliation of the costs that are included in unit operating costs to total operating costs in accordance with GAAP, refer to the Non-GAAP Detailed Operating Expenses table in HudBay’s MD&A for the nine months ended September 30, 2010.

HudBay’s domestic zinc concentrate production in 2011 is expected to supply approximately 70% of the plant’s capacity. An additional 65,000 tonnes of zinc concentrate is expected to be purchased from third parties, of which commitments to purchase 50,000 tonnes are already in place.

Operating costs at the zinc plant are expected to be similar to 2010 levels, as higher cost allocations in 2011 following the copper smelter closure offset costs incurred in the second quarter of 2010 during the biennial maintenance shutdown. Costs in any particular quarter can also vary from the annual guidance above based on a variety of factors including the scheduling of maintenance events and seasonal heating requirements.

Lalor Intercept Coordinate Location Table

DDH	From (meters)	To (meters)	East[1] (meters)	North[1] (meters)	Depth[1] (meters)
DUB189W01	1197.00	1205.00	426660.8	6081676.8	1157.2
DUB269	1504.30	1505.90	426576.4	6081657.9	1501.1
DUB270W01	1369.71	1375.27	426700.5	6081886.4	1329.2
DUB270W02	1380.87	1386.50	426742.9	6081701.8	1325.4
	1445.75	1447.23	426729.3	6081682.9	1383.7
DUB271	1150.13	1158.00	427191.6	6081427.0	1143.8
DUB273	1209.52	1215.76	427164.2	6081569.6	1202.0
DUB273W01	1172.98	1180.92	427124.0	6081561.8	1162.6

[1]	Coordinates are stated in UTM NAD 83 Zone 14

For additional detail on the Lalor deposit, see the company’s NI 43-101 technical report entitled, “Technical Report, Lalor Deposit, Snow Lake, Manitoba Canada,” dated October 8, 2009 and HudBay’s August 4, 2010 news release, which contains an updated mineral resource estimate for the base metal zone and part of the gold zone and conceptual estimates of the tonnage and grade of the remaining gold zone and copper-gold zone. These documents are available at www.sedar.com.

Reed Lake Intercept Location

•	Collar coordinates 6048886.7 N 393573.2 E 299.4 EL coordinates are stated in UTM NAD 83 Zone 14

•	Intercept coordinates 6048884.2 N 393578.9 E -231.4 EL

Quality Assurance and Quality Control

Exploration core drilling was NQ size. The core was logged and mineralized intersections were marked for sampling and assaying by geologists and geotechnicians employed by HudBay’s Hudson Bay Exploration and Development Company Limited (HBED) subsidiary.

The marked intersections or intervals were sawn in half by a diamond saw and one half of the core was placed in plastic bags and tagged with unique sample numbers, while the second half was returned to the core box and stored. Each bagged core sample was transported to HudBay’s Hudson Bay Mining and Smelting Co., Limited (HBMS) subsidiary’s assay laboratory in Flin Flon, Manitoba where it was dried, crushed and pulverized and a 250-gram sample was prepared for assaying at Acme Analytical Laboratories Ltd. (Acme), an independent company in Vancouver, B.C., or the HBMS assay laboratory. From each 250 gram sample 0.25 grams was removed and leached in aqua regia and analyzed by ICP-AES for Ag, Cu, Zn, As, Pb, Ni and Fe. Also from the 250 gram sample, 30 grams was removed for gold determination by fire assaying with an ICP-AES or gravimetric finish at the Acme laboratory or an Atomic Absorption or gravimetric finish at the HBMS laboratory.

Assaying integrity is monitored internally with a quality control program, which includes the use of assay sample standards, blanks, duplicates and repeats and externally through national and international programs. In addition, within each group of 20 core samples, one core sample has a second 250 gram split collected that was check assayed at a different laboratory, either the HBMS laboratory in Flin Flon or at the Acme laboratory in Vancouver, B.C. This news release provides core lengths. True widths are not provided.

Where metal assays are provided for intersections they are either a single assay of a sample of the entire intersection length or a composite of assays calculated from interval weighted assays over the intersection length.

Qualified Person

The scientific and technical information contained in this news release under the headings “Lalor Project Exploration Drill Results” and “Reed Lake Joint Venture Exploration Results” was prepared by or under the supervision of Kelly Gilmore, B.Sc. P. Geo., Chief Exploration Geologist with HBED, who is a Qualified Person within the meaning of NI 43-101, with the ability and authority to verify the authenticity and validity of the data.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes but is not limited to information concerning the company’s ability to meet its estimates of capital and operating costs, production guidance, exploration budgets, the ability to achieve continued exploration success at Lalor and realize growth opportunities and the company’s strategies and future prospects. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “understands” or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “will”, “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”.

Forward-looking information is based on the views, opinions, intentions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated or projected in the forward-looking information (including the actions of other parties who have agreed to do certain things and the approval of certain regulatory bodies).

Many of these assumptions are based on factors and events that are not within the control of HudBay and there is no assurance they will prove to be correct. Factors that could cause actual results or events to vary materially from results or events anticipated by such forward-looking information include the ability to develop and operate the Lalor project on an economic basis, risks associated with the mining industry such as economic factors (including costs of construction materials, future commodity prices, currency fluctuations and energy prices), failure of plant, equipment, processes and transportation services to operate as anticipated, including new and upgraded facilities at Lalor, dependence on key personnel, employee relations and availability of equipment and skilled personnel, environmental risks, government regulation, actual results of current exploration activities, possible variations in ore grade, dilution or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments and other risks of the mining industry, as well as those risk factors discussed in the company’s Annual Information Form dated March 31, 2010, which risks may cause actual results to differ materially from any forward-looking statement.

Although HudBay has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.

There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of HudBay, its financial or operating results or its securities. The reader is cautioned not to place undue reliance on forward-looking information.

HudBay Minerals Inc.

HudBay Minerals Inc. (TSX/NYSE: HBM) is a Canadian integrated mining company with assets in North and Central America principally focused on the discovery, production and marketing of metals. The company’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, HudBay is committed to high standards of corporate governance and sustainability.

(HBM-G)

For further information, please contact:

HudBay Minerals Inc.

John Vincic

Vice President, Investor Relations and Corporate Communications

(416) 362 0615

Email: john.vincic@hudbayminerals.com